

07006109

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAR - 1 2007 WASH. D.C. 186 PROCESSING SECTION

SEC FILE NUMBER
8-67043

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BATS Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4151 North Mulberry Drive, Suite 275
(No. and Street)

Kansas City (City) Missouri (State) 64116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jessi Kingsbury 816-285-9914 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

11440 Tomahawk Creek Parkway (Address) Leawood (City) Kansas (State) 66211 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 11 2007 THOMSON FINANCIAL

PROCESSED 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jessi Kingsbury, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BATS Trading, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



TAMARA TUCKER
Notary Public-Notary Seal
STATE OF MISSOURI
Clay County
My Commission Expires: Oct. 25, 2009
Commission # 05788203

Signature

Controller

Title

Tamara Tucker

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240 17a-5(e)(3)*

BATS TRADING, INC.

Balance Sheet

December 31, 2006

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 7,205,867
Accounts receivable	12,898,037
Short-term investments, at fair value	9,924,600
Prepaid and other current assets	109,277
TOTAL CURRENT ASSETS	30,137,781
PROPERTY AND EQUIPMENT, AT COST	
Computer equipment	1,120,580
Furniture and fixtures	167,222
Leasehold improvements	264,081
Property transactions in process	125,554
Purchased and internally developed software	337,472
	2,014,909
Less accumulated depreciation	(573,317)
NET PROPERTY AND EQUIPMENT	1,441,592
OTHER ASSETS	29,944
TOTAL ASSETS	$ 31,609,317

LIABILITIES

CURRENT LIABILITIES	
Accounts payable	$ 6,081,086
Accrued expenses and other liabilities	556,574
TOTAL CURRENT LIABILITIES	6,637,660

STOCKHOLDERS' EQUITY

CAPITAL CONTRIBUTED	
Common stock - authorized 20 million shares of $.01 par value; 10,013,333 shares issued and outstanding	100,133
Additional paid-in capital	32,017,294
Accumulated deficit	(7,145,770)
TOTAL STOCKHOLDERS' EQUITY	24,971,657
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 31,609,317

See Notes to Financial Statements

END